SCMP GROUP

82-3327

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05008017

BY REGISTERED POST

Date: 22 April 2005

The United States Securities
& Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099, Mail Shop 3-7
Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)
– Annual Report 2004 and Circular

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934:

(1) two copies of our Annual Report 2004 for the year ended 31 December 2004 and Circular to shareholders; and
(2) Notice of Annual General Meeting.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Proposal for Amendments to Bye-Laws
and
Grant of General Mandates to Issue and Repurchase Shares
and
Notice of Annual General Meeting

A notice convening the annual general meeting of SCMP Group Limited to be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 25 May 2005 at 11:00 a.m. is set out on pages 7 to 11 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

21 April 2005

CONTENTS

Page

Definitions 1

Letter from the Chairman

1. Introduction 2
2. Amendments to Bye-Laws 3
3. General Mandate to Issue Shares 4
4. General Mandate to Repurchase Shares 4
5. Re-election of Retiring Directors 5
6. Annual General Meeting 5
7. Recommendation 6
8. Additional Information. 6

Appendix 1 – Notice of Annual General Meeting 7

Appendix 2 – Explanatory Statement 12

Appendix 3 – Details of Directors Proposed to be Re-elected 15

Appendix 4 – Right to Demand a Poll 18

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11:00 a.m. on Wednesday, 25 May 2005 at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 7 to 11 of this circular
"Board"	the Board of Directors
"Bye-Laws"	the Bye-Laws adopted by the Company on 4 November 1996 as amended, supplemented or modified from time to time
"Company"	SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	18 April 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Directors:
Kuok Khoon Ean *(Chairman)*
Roberto V. Ongpin *(Deputy Chairman)*
Ronald J. Arculli#
Tan Sri Dr. Khoo Kay Peng
Kuok Hui Kwong
Peter Lee Ting Chang#
Dr. The Hon. David Li Kwok Po#
Robert Ng Chee Siong

Independent Non-executive Director

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

21 April 2005

To Shareholders

Dear Sir or Madam,

Proposal for Amendments to Bye-Laws

and

Grant of General Mandates to Issue and Repurchase Shares

and

Notice of Annual General Meeting

1. Introduction

The purpose of this letter is to provide information to Shareholders regarding the proposals to amend the Bye-Laws and to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the amendments to the Bye-Laws, the grant of general mandates to issue and repurchase Shares and certain other resolutions as ordinary businesses of the Annual General Meeting.

* *For identification purpose only*

2. Amendments to Bye-Laws

To ensure that the Bye-Laws of the Company are in compliance with the Code on Corporate Governance Practices, Appendix 14 of the Listing Rules, which came into effect on 1 January 2005, a proposal is put forward for the Company to amend certain provisions in the Bye-Laws to conform with the provisions of the Code on Corporate Governance Practices as follows:

(a) Bye-Law 70A shall be inserted to the effect that if the Chairman of the meeting and/or Directors individually or collectively hold proxies in respect of shares representing 5 per cent. or more of the total voting rights at a particular meeting, and if on a show of hands the meeting votes in the opposite manner to that instructed in those proxies, the Chairman of the meeting shall demand a poll; provided that if it is apparent to the Chairman of the meeting from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then no poll shall be required.

(b) Bye-Law 99 shall be replaced with a new Bye-Law 99 to the effect that every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected. In the event that the number of Directors so retire at any particular annual general meeting is less than one-third (or the number nearest one-third) of the Directors for the time being, additional Directors shall retire by rotation to make up the shortfall so that one-third (or the number nearest one-third) of the Directors will retire at each annual general meeting of the Company. The retiring Directors shall be eligible for re-election.

(c) Bye-Law 100(iii) shall be inserted to the effect that the general provision in Bye-Law 100, which stipulates that if at any general meeting any retiring Directors have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting, shall not apply to such Directors who are required to retire from office at such meeting by virtue of the provisions in Bye-Law 99(A).

(d) Bye-Law 104A shall be inserted to the effect that a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

The proposed amendments to the Bye-Laws are in compliance with the applicable requirements of the Laws of Bermuda and the Listing Rules.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if think fit, to pass a special resolution as set out in resolution 6 in the AGM Notice to approve the proposed amendments to the Bye-Laws.

3. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 24 May 2004, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the share capital of the Company in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 7 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal amount not exceeding 20 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution.

4. General Mandate to Repurchase Shares

At the last annual general meeting of the Company held on 24 May 2004, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 8 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

5. Re-election of Retiring Directors

In accordance with current Bye-Law 99 of the Company's Bye-Laws, one-third (or the number nearest one-third) of the Directors who have been longest in office since their last election shall retire from office at each annual general meeting of the Company. Mr. Ronald J. Arculli and Tan Sri Dr. Khoo Kay Peng, being the longest-serving Directors, will retire from office and are eligible for re-election at the Annual General Meeting. Both Mr. Arculli and Tan Sri Dr. Khoo offer themselves for re-election.

Mr. Ronald J. Arculli is an independent non-executive Director of the Company. The Directors are of the opinion that Mr. Arculli has been and continues to be independent and recommend Shareholders to vote for the re-election of Mr. Arculli as an independent non-executive Director of the Company.

The Code on Corporate Governance Practices, Appendix 14 of the Listing Rules, provides that each director shall be subject to retirement by rotation once every three years. In compliance with the said provision, Mr. Kuok Khoon Ean, who was last elected in 1997, will retire from office and is eligible for re-election at the Annual General Meeting. Mr. Kuok offers himself for re-election.

In addition, Mr. Robert Ng Chee Siong offers himself for re-election. Mr. Ng was appointed as a Director of the Company after the Company's annual general meeting held on 24 May 2004. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Mr. Ng shall hold office until the Annual General Meeting and shall be eligible for re-election at the Annual General Meeting.

Shareholders are requested to consider and vote on the re-election of each of the said Directors, separately and individually, under resolution 3 of the AGM Notice. The biographies and details of interests in the Shares of the Directors to be re-elected at the Annual General Meeting are set out in Appendix 3 to this letter.

6. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 25 May 2005 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolution 6 in the AGM Notice relating to the proposed amendments to the Bye-Laws of the Company as a special resolution and resolutions 7 to 9 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares, which are proposed as ordinary resolutions.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return the same to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Monday, 23 May 2005. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the Annual General Meeting are set out in Appendix 4 to this letter.

7. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

8. Additional Information

Enclosed with this circular is a copy of the 2004 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
Kuok Khoon Ean
Chairman

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 25 May 2005 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2004.

2. To approve the payment of a final and a special dividend distribution from the contributed surplus account.

3. To re-elect the following retiring Directors:

   (a) Mr. Kuok Khoon Ean as executive Director
   (b) Mr. Ronald J. Arculli as independent non-executive Director
   (c) Tan Sri Dr. Khoo Kay Peng as non-executive Director
   (d) Mr. Robert Ng Chee Siong as non-executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as a special resolution:

   "**THAT**, with effect from the conclusion of the Annual General Meeting, the Bye-Laws of the Company be amended as follows:

   (a) by adding the following new Bye-Law 70A immediately after Bye-Law 70:

   70A. Notwithstanding any other provisions in these Bye-Laws, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares representing 5 per cent. or more of the total voting rights at a particular meeting, and if on a show of hands the meeting votes in the opposite manner to that instructed in those proxies, the Chairman of the meeting shall demand a poll; provided that if it is apparent to the Chairman of the meeting from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then no poll shall be required.

* *For identification purpose only*

(b) by deleting Bye-Law 99 in its entirety and replacing it with the following:

99 (A) Every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected.

(B) At each annual general meeting, if the number of Directors retiring under Bye-Law 99(A) is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors shall retire from office by rotation under this Bye-Law 99(B) to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting. The Directors to retire under this Bye-Law 99(B) in every year shall be those who have been longest in office since their last election or re-election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot.

(C) The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices.

(c) by adding the following paragraph immediately after Bye-Law 100(ii) and re-numbering existing Bye-Laws 100(iii) and (iv) as Bye-Laws 100(iv) and (v) respectively:

(iii) such Director is required to retire from office at such meeting by virtue of the provisions in Bye-Law 99(A);

(d) by adding the following Bye-Law 104A immediately after Bye-Law 104:

104A. The retirement of a Director shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and, accordingly, a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

8. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

9. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**, subject to the passing of the resolutions 7 and 8 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 7 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 8 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 21 April 2005

As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang#, Dr. The Hon. David Li Kwok Po# and Mr. Robert Ng Chee Siong.

Independent Non-executive Director

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Thursday, 19 May 2005 to Tuesday, 24 May 2005, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18 May 2005 so as to qualify for the proposed final and special dividend distribution and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 21 April 2005 which contains information concerning the resolutions to be proposed in this notice.

This explanatory statement relates to resolution 8 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Share Repurchase Proposal

Under the Listing Rules, all the Shares proposed to be repurchased by the Company shall be fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the share capital of the Company in issue comprised 1,560,945,596 Shares. Assuming no Shares are issued or repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

Under the Listing Rules, repurchases of Shares by the Company must be funded out of funds legally available for the purpose. The Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

It is presently proposed that any repurchase of Shares would be paid out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2004 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2004. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Company was informed that Kerry Group Limited (through its subsidiaries and controlled corporations) held an aggregate of 596,068,000 Shares, representing approximately 38.19 per cent. of the total share capital of the Company in issue. Subject to the granting of a waiver from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, any increase in shareholdings in the Company which is outside the 2% creeper as specified in Rule 26.1 of the Takeovers Code will give rise to an obligation to make a mandatory offer for the Company under Rule 26 of the Takeovers Code. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, the aggregate shareholdings of Kerry Group Limited and/or its concert parties (hereinafter collectively referred to as "Kerry Group") may be increased by more than 2%. If so, this may give rise to an obligation on the Kerry Group to make a mandatory offer under Rule 26 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

5. Share Repurchases made by the Company

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

6. Share Price

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	Month	Highest Traded Price (*HK$*)	Lowest Traded Price (*HK$*)
2004	April	3.575	3.075
	May	3.300	2.775
	June	3.250	2.850
	July	3.350	3.050
	August	3.200	2.800
	September	3.525	3.000
	October	3.425	2.925
	November	3.425	3.050
	December	3.550	3.150
2005	January	3.650	3.175
	February	3.725	3.500
	March	3.600	3.350

Biographies of and interests in Shares held by Directors proposed to be re-elected at the Annual General Meeting:

1. Mr. Kuok Khoon Ean

Mr. Kuok Khoon Ean, aged 49, joined the Board in October 1993 and was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of various subsidiaries of the Company and also a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok is also a director of The Post Publishing Public Company Limited (whose shares are listed on the Thailand stock exchange). In addition, Mr. Kuok was an independent non-executive Director of Phoenix Satellite Television Holdings Limited (whose shares are listed on the Hong Kong Stock Exchange) during the period from 5 June 2000 to 10 March 2005. Mr. Kuok is a graduate in Economics from Nottingham University, UK.

As at the Latest Practicable Date, Mr. Kuok was interested in 340,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance representing approximately 0.022% of the share capital of the Company in issue. Currently, Mr. Kuok has a written service contract in respect of his appointment as Executive Chairman of the Company. In the service contract, Mr. Kuok is entitled to a basic salary of HK$220,000 per month, housing allowances up to HK$150,000 per month and an annual discretionary bonus. The appointment has no specified term and the service contract may be determined by either the Company or Mr. Kuok with three months' notice. Mr. Kuok informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2003 and 2004. As at the Latest Practicable Date, Mr. Kuok was still waiving his said entitlements. Under the proposed new Bye-Law 99 of the Company (if the same is approved by Shareholders at the Annual General Meeting), Mr. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Mr. Kuok is the brother of Ms. Kuok Hui Kwong, a Director of the Company. Other than the aforesaid, Mr. Kuok does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

2. Mr. Ronald J. Arculli

Mr. Ronald J. Arculli, GBS, CVO, OBE, JP, aged 66, an Independent Non-executive Director, joined the Board in June 1996. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is Chairman and a Steward of The Hong Kong Jockey Club. Mr. Arculli is also an independent non-executive director of Hang Lung Properties Limited, HKR

International Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited; and a non-executive director of Hongkong Electric Holdings Limited and Hutchison Harbour Ring Limited. The shares of all the aforesaid companies are listed on the Hong Kong Stock Exchange.

As at the Latest Practicable Date, Mr. Arculli did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Arculli pursuant to which Mr. Arculli is appointed for a term commencing on 29 May 2002 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2004, Mr. Aruclli was entitled to a Director's fee of HK$100,000 per annum and Director's emolument of HK$100,000 and HK$50,000 per annum for serving on the Audit Committee and Remuneration Committee, respectively which were fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under the proposed new Bye-Law 99 of the Company (if the same is approved by Shareholders at the Annual General Meeting), Mr. Arculli will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than in his capacity as a Director of the Company, Mr. Arculli does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

3. Tan Sri Dr. Khoo Kay Peng

Tan Sri Dr. Khoo Kay Peng, aged 66, was appointed a Director in 1994. Tan Sri Dr. Khoo is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK (whose shares are listed on the London stock exchange), Corus Hotels plc, UK, Morning Star Resources Limited (whose shares are listed on the Hong Kong Stock Exchange) and a director of The Bank of East Asia, Limited, Hong Kong (whose shares are listed on the Hong Kong Stock Exchange). He is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. Tan Sri Dr. Khoo also serves as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank) and a trustee of the National Welfare Foundation.

As at the Latest Practicable Date, Tan Sri Dr. Khoo was interested in 87,119,145 Shares within the meaning of the Securities and Futures Ordinance representing approximately 5.581% of the share capital of the Company in issue. The Company has given a letter of appointment to Tan Sri Dr. Khoo pursuant to which Tan Sri Dr. Khoo is appointed for a term commencing on 29 May 2002 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2004, Tan Sri Dr. Khoo was entitled to a Director's fee of HK$100,000 per annum which was fixed by the Board of

Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under the proposed new Bye-Law 99 of the Company (if the same is approved by Shareholders at the Annual General Meeting), Tan Sri Dr. Khoo will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than in his capacity as a Director of the Company, Tan Sri Dr. Khoo does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

4. Mr. Robert Ng Chee Siong

Mr. Robert Ng Chee Siong, aged 52, joined the Board in May 2004. Mr. Ng is an Executive Director of Sino Land Company Limited since 1981 and Chairman since 1991, and was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 29 years. Mr. Ng is Chairman of the boards of Sino Land Company Limited (whose shares are listed on the Hong Kong Stock Exchange) and its holding company Tsim Sha Tsui Properties Limited (whose shares are listed on the Hong Kong Stock Exchange), which are in the business of property investment and development. In addition, Mr. Ng is also a director and shareholder of Boswell Holdings Ltd and its subsidiaries and associated corporations which are also in the business of property investment and development. Mr. Ng is also Chairman of Sino Hotels (Holdings) Limited (whose shares are listed on the Hong Kong Stock Exchange), a director of Yeo Hiap Seng Limited (whose shares are listed on the Singapore stock exchange) and an independent non-executive director of The Hongkong and Shanghai Hotels, Limited (whose shares are listed on the Hong Kong Stock Exchange).

As at the Latest Practicable Date, Mr. Ng did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Ng pursuant to which Mr. Ng is appointed for an initial term commencing on 24 May 2004 and ending at the conclusion of the Annual General Meeting. In 2004, Mr. Ng was entitled to a Director's fee of HK$60,656 which was fixed by the Board of Directors pursuant to the authority granted by Shareholders at the Company's annual general meeting. Under the proposed new Bye-Law 99 of the Company (if the same is approved by Shareholders at the Annual General Meeting), Mr. Ng will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than in his capacity as a Director of the Company, Mr. Ng does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Bye-Law 70 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

SCMP Group Limited
SCMP集團有限公司*

（在百慕達註冊成立之有限公司）

（股份代號：583）

建議修改公司細則
及
授予發行和購回股份之一般授權
及
股東週年大會通告

於本通函第7頁至第11頁載有召開SCMP集團有限公司將於二零零五年五月二十五日（星期三）上午十一時正假座香港金鐘道88號太古廣場港麗酒店七樓顯利廳舉行股東週年大會之通告。無論　閣下能否出席該會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥及交回代表委託書後，　閣下仍可親自出席大會，並在大會上投票。

二零零五年四月二十一日

SNP Vite Limited　CR05-04-012

目 錄

頁次

釋義 1

主席函件

1. 緒言 2
2. 修改公司細則 3
3. 發行股份之一般授權 4
4. 購回股份之一般授權 4
5. 重新選舉任期屆滿之董事 5
6. 股東週年大會 5
7. 推薦意見 6
8. 其他資料 6

附件一 — 股東週年大會通告 7

附件二 — 説明文件 12

附件三 — 建議重新選舉的董事之詳細資料 15

附件四 — 要求以投票方式表決之權利 18

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零五年五月二十五日(星期三)上午十一時正假座香港金鐘道88號太古廣場港麗酒店七樓顯利廳舉行之股東週年大會
「大會通告」	載於本通函第7頁至第11頁召開股東週年大會之通告
「董事會」	董事會
「公司細則」	本公司於一九九六年十一月四日採納並經不時修訂、補充或變更之公司細則
「本公司」	SCMP 集團有限公司，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「最後實際可行日期」	二零零五年四月十八日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	現有生效之聯交所證券上市規則
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	已發行股份之持有人
「聯交所」	香港聯合交易所有限公司
「附屬公司」	指一間現時及不時根據香港公司條例(香港法例第32章)或百慕達公司法1981(經不時修訂)或於公司成立地點之當地公司法例、法令及/或條例之涵義之附屬公司
「收購守則」	香港公司收購及合併守則

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

董事：
郭孔演 *(主席)*
Roberto V. Ongpin *(副主席)*
夏佳理#
邱繼炳博士
郭惠光
利定昌#
李國寶博士#
黃志祥

註冊地址：
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

主要營業地點：
香港新界大埔工業邨
大發街22號南華早報中心

獨立非執行董事

敬啟者：

建議修改公司細則
及
授予發行和購回股份之一般授權
及
股東週年大會通告

1. 緒言

本函件旨在向股東提供有關提呈即將於股東週年大會建議通過修改公司細則及授予董事發行和購回股份之一般授權的資料。本函件附件一載有大會通告。在該大會上，股東將被邀考慮及酌情通過有關修改公司細則、授予董事發行和購回股份之一般授權之決議案，以及作為股東週年大會一般事項之若干其他決議案。

* *僅供識別*

2. 修改公司細則

為使本公司之公司細則符合於二零零五年一月一日生效之上市規則附錄十四企業管治常規守則的規定，現建議對本公司之公司細則若干規定作如下修改：

(a) 加入公司細則第70A條，若大會主席及/或董事在會議上個別或共同持有委任代表投票權，代表該會議上總投票權5%或以上，及若大會以舉手方式表決時，表決結果與該等委任代表之投票意向相反，大會主席須要求以投票方式表決；但若持有之所有委任代表投票權已顯示予大會主席縱使以投票方式表決，亦不能扭轉舉手方式表決的結果，則不須要求以投票方式表決。

(b) 以新公司細則第99條取代公司細則第99條，每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。若於某一股東週年大會上須退任之董事人數少於當時董事人數的三分之一(或最接近三分之一的人數)，額外董事須輪值退任，以填補不足，使每年股東週年大會均有三分之一(或最接近三分之一)的董事退任。退任之董事可膺選連任。

(c) 加入公司細則第100(iii)條，公司細則第100條一般規定若任何退任董事之位置未於任何股東大會上獲填補，該等董事將被視作已獲重選，若其願意，將繼續留任至下屆股東週年大會。董事若須根據公司細則第99(A)條於該會上退任，則公司細則第100條之一般規定將不適用。

(d) 加入公司細則第104A條，獲重選或被視作已獲重選之退任董事，其任期將繼續且無間斷。

建議修改之公司細則符合百慕達法律條文和上市規則的有關要求。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告之第6項特別決議案，以通過對本公司的公司細則之建議修訂。

3. 發行股份之一般授權

於二零零四年五月二十四日舉行之本公司上屆股東週年大會上，已授予董事一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第7項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。在股東如下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

4. 購回股份之一般授權

於二零零四年五月二十四日舉行之本公司上屆股東週年大會上，已授予董事一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第8項普通決議案，授權董事可購回總面值不超過本公司於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

5. 重新選舉任期屆滿之董事

按本公司現時之公司細則第99條，於每年的股東週年大會上，三分之一的董事自其上次獲選後而任期最長者將於本公司股東週年大會任滿告退。據此，夏佳理先生及邱繼炳博士為任期最長的董事，將任滿告退，並可於股東週年大會膺選連任。彼等均願意膺選連任。

夏佳理先生為本公司的獨立非執行董事。董事認為夏佳理先生為及將繼續為獨立人士，並建議股東投票重選夏佳理先生為本公司的獨立非執行董事。

按上市規則附錄十四企業管治常規守則的規定，每位董事須每三年輪值退任。郭孔演先生(於一九九七年獲重選)將退任，以符合上述規定，並可於股東週年大會上膺選連任。郭先生同意膺選連任。

此外，黃志祥先生同意膺選連任。黃先生於二零零四年五月二十四日舉行之股東週年大會後獲委任為本公司董事。根據本公司之公司細則第102(B)條，黃先生之任期將至股東週年大會時屆滿，並可於股東週年大會膺選連任。

謹請股東考慮及按大會通告第3項決議案分別及個別投票重新選舉上述每一位董事。將於股東週年大會上重新選舉之董事的簡歷和持有本公司股份之資料載於本函件附件三。

6. 股東週年大會

股東週年大會將於二零零五年五月二十五日(星期三)上午十一時正假座香港金鐘道88號太古廣場港麗酒店七樓顯利廳舉行。大會通告載於本函件附件一。該大會將考慮作為股東週年大會一般事項之若干決議案。此外，亦請股東考慮載於大會通告有關建議修改公司細則之第6項特別決議案，及有關授予董事一般授權以發行及購回股份之第7項至第9項普通決議案。

無論 閣下能否出席股東週年大會，務請 閣下將隨附之代表委託書按其印列之指示填妥並交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥之代表委託書須於二零零五年五月二十三日(星期一)上午十一時前交回本公司。填妥及交回代表委託書後， 閣下仍可親自出席股東週年大會，並在大會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本函件附錄四。

7. 推薦意見

董事認為所有建議之決議案皆符合本公司及股東之整體最佳利益，並建議股東投票贊成將在股東週年大會上提呈之各項決議案。

8. 其他資料

茲隨本通函附上本公司二零零四年度年報，請股東參考該年報所載之資料，以作出如何在股東週年大會上投票之決定。

此致 *股東台照*

主席
郭孔演
謹啟

二零零五年四月二十一日

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

茲通告SCMP集團有限公司股東週年大會謹訂於二零零五年五月二十五日(星期三)上午十一時正，假座香港金鐘道88號太古廣場港麗酒店七樓顯利廳舉行，以處理下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。

2. 通過從繳入盈餘賬中派發末期股息及特別股息分派。

3. 重新選舉下列任期屆滿之董事：

    (a) 郭孔演先生為執行董事
    (b) 夏佳理先生為獨立非執行董事
    (c) 邱繼炳博士為非執行董事
    (d) 黃志祥先生為非執行董事

4. 授權董事會釐訂董事酬金。

5. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。

6. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為特別決議案：

「**動議**本公司之公司細則修改如下(於股東週年大會結束後生效)：

(a) 緊隨公司細則第70條，加入下述新公司細則第70A條：

70A. 儘管本公司細則有其他規定，若大會主席及/或董事在會議上個別或共同持有委任代表投票權，代表該會議上總投票權5%或以上，及若大會以舉手方式表決時，表決結果與該等委任代表之投票意向相反，大會主席須要求以投票方式表決，但若持有之所有委任代表投票權已顯示予大會主席縱使以投票方式表決，亦不能扭轉舉手方式表決的結果，則不須要求以投票方式表決。

* *僅供識別*

(b) 刪除公司細則第99條，並由下述新公司細則第99條取代：

99. (A) 每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。

(B) 於每一股東週年大會，若按公司細則第99(A)條退任之董事人數少於當時董事人數的三分之一(或最接近三分之一，若董事總人數並非三或三之倍數)，則按此公司細則第99(B)條，額外董事須輪值退任，以填補不足，使每年股東週年大會均有三分之一(或最接近三分之一，若董事總人數並非三或三之倍數)的董事退任。按此公司細則第99(B)條，每年退任的董事為其上次獲選或重選後任期最長者，但於同日出任董事之人士，除彼等之間已有協定，須以抽籤決定。

(C) 退任之董事可膺選連任。本公司可於任何股東大會上填補任何董事退任後之空缺。

(c) 緊隨公司細則第100(ii)條，加入下述新段落，並將現有公司細則第100(iii)及(iv)條分別重新編排為公司細則第100(iv)及(v)條：

(iii) 該董事須根據公司細則第99(A)條的規定於該會上退任；

(d) 緊隨公司細則第104條，加入下述公司細則第104A條：

104A. 董事退任將於會議結束後生效，除通過決議案選舉其他人士取代退任董事，或其重選之決議案提呈大會但不獲通過外，據此，獲重選或被視作已獲重選之退任董事，其任期將繼續且無間斷。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內行使本公司所有權力，以配發、發行及處理額外股份或可兑換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

(b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及/或結束後配發及發行股份之建議、協議或購股權；

(c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面額，不包括根據或由於下列作出者：

(i) 供股(按下文之定義)；或

(ii) 根據可兑換為股份之任何證券之條款行使兑換權；或

(iii) 任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；或

(iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

(v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

不得超過在本決議案通過之日本公司已發行之股本面額之20%；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者(及如適用時，持有本公司其他股本證券，並有權獲配售有關股本證券的人士)按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議(惟董事有權就零碎股份或因香港以外任何地區之法律或任何認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排)。」

8. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內及在遵守所有適用法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據上述(a)項之批准將於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

9. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第7項及第8項決議案獲通過後，根據上文第7項決議案授予董事一般授權以配發、發行及處理本公司股本中之額外股份數額，將根據上文第8項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁慧寶

香港，二零零五年四月二十一日

於本通告日期，董事會成員包括郭孔演先生（主席）、Roberto V. Ongpin先生（副主席）、夏佳理先生#、邱繼炳博士、郭惠光女士、利定昌先生#、李國寶博士#及黃志祥先生。

獨立非執行董事

附註：

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表出席及投票，受委託代表無須為本公司股東。除本公司之公司細則另有規定外，以舉手方式表決時，倘股東委派超過一位代表，該等代表將合共有一票。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印鑑或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前交回香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零零五年五月十九日（星期四）至二零零五年五月二十四日（星期二），首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保具資格收取擬派發之末期股息及特別股息分派，並出席股東週年大會，所有過戶文件連同有關股票必須於二零零五年五月十八日（星期三）下午四時前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室，辦理過戶登記手續。

(6) 務請股東細閱日期為二零零五年四月二十一日本公司致股東之通函，當中載有關於本通告所提呈之決議案的資料。

本説明文件是關於擬在股東週年大會上通過的第8項決議案。該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 股份購回建議

根據上市規則，本公司擬購回的股份乃已全部繳足之股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須採用一般授權或特別批准一項特別交易的方法，由一項普通決議案事先給予批准。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設並無於股東週年大會前發行或購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日（以其中的最早日期為準）止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。該等股份回購，依據當時的市場情況及融資安排，可能會增加本公司的資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

根據上市規則，本公司於股份回購時必須使用可為此目的而合法動用的資金。本公司只可使用按其組織章程及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的盈利、本公司的股份溢價賬及/或繳入盈餘賬支付。

此外，基於本公司截至二零零四年十二月三十一日(即最近期公佈的本公司經審核財務報告之結算日)的綜合財務狀況，董事認為全面行使購回股份授權將可能會對本公司的流動資金狀況(與其於二零零四年十二月三十一日的狀況比較)產生重大不利影響。在可能會對本公司的流動資金狀況或資產負債比率狀況(與於最近期公佈的本公司經審核財務報告中披露的狀況比較)產生重大不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生重大不利影響，購回股份仍符合本公司的最佳利益。

4. 一般說明

董事或(在作出一切合理查詢後及盡彼等所知)其聯繫人士(如上市規則所釋義)，現時並無任何意願在股東通過該項決議案授予董事一般授權購回股份後向本公司出售任何股份。

董事已向聯交所作出承諾，只要情況許可，彼等將按照上市規則和百慕達適用的法律根據購回股份授權行使本公司回購股份的權力。

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益按比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出全面收購建議的責任。

於最後實際可行日期，本公司獲通知Kerry Group Limited(透過其附屬公司及控制的公司)持有合共596,068,000股股份，約佔本公司已發行股本總額之38.19%。除獲證券及期貨事務監察委員會企業融資部之執行理事授予豁免外，任何在本公司的權益增加而超出收購守則第26.1條所訂定之2%自由增購率，將引致須根據收購守則第26條提出全面收購建議的責任。倘若董事根據授權全面行使權力回購股份，而Kerry Group Limited及/或其一致行動之人士(以下統稱「Kerry Group」)的總持股比率將增加超過2%。有關增加將會引致Kerry Group須根據收購守則第26條提出全面收購建議的責任。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

沒有任何關連人士(如上市規則所釋義)通知本公司其現時有意在本公司獲授權購回股份時出售股份予本公司，或作出不出售股份之承諾。

5. 本公司作出之股份購回

本公司在最後實際可行日期前六個月內沒有(不論是否在聯交所)購回股份。

6. 市價

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 (港元)	最低交易價 (港元)
二零零四	四月	3.575	3.075
	五月	3.300	2.775
	六月	3.250	2.850
	七月	3.350	3.050
	八月	3.200	2.800
	九月	3.525	3.000
	十月	3.425	2.925
	十一月	3.425	3.050
	十二月	3.550	3.150
二零零五	一月	3.650	3.175
	二月	3.725	3.500
	三月	3.600	3.350

建議於股東週年大會重新選舉之董事的簡歷和持有股份資料：

1. 郭孔演先生

郭孔演先生，四十九歲，一九九三年十月加入董事會，於一九九八年一月獲委任為主席。郭先生於二零零零年一月擔任執行董事，於二零零零年八月出任執行主席。彼為本公司多間附屬公司的董事，亦為本公司主要股東Kerry Group Limited及Kerry Holdings Limited的董事。郭先生亦擔任The Post Publishing Public Company Limited（其股份於泰國證券交易所上市）的董事，及於二零零零年六月五日至二零零五年三月十日期間擔任鳳凰衛視控股有限公司（其股份於香港聯交所上市）的獨立非執行董事。郭先生畢業於英國Nottingham University經濟系。

於最後實際可行日期，就證券及期貨條例第XV部所指，郭先生持有340,000股本公司股份，約佔本公司已發行股本之0.022%。現時郭先生有一份關於委任其為本公司行政主席之書面服務合同。按該服務合同，郭先生可獲得基本薪金每月220,000港元、房屋津貼每月最高150,000港元及每年酌情發放之花紅。該委任並無固定期限，服務合同可由郭先生或本公司以三個月通知終止。郭先生已通知本公司，自二零零三年四月一日起，彼自動放棄其應收取之基本薪金及房屋津貼，直至另行通知本公司為止。於二零零三年及二零零四年，本公司並無向郭先生發放任何酌情花紅。於最後實際可行日期，郭先生仍然繼續放棄上述權利。按建議之本公司的新公司細則第99條（若獲股東於股東週年大會通過），郭先生將須每三年輪值退任，並可於本公司之股東週年大會膺選連任。

郭先生為本公司董事郭惠光女士之胞兄。除上述者外，郭先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。

2. 夏佳理先生

夏佳理先生，GBS, CVO, OBE, 太平紳士，六十六歲，獨立非執行董事。於一九九六年六月加入董事會。夏佳理先生為執業律師，並於直至二零零零年六月底立法會任期結束前為立法會議員。彼自一九八八年起出任立法會及臨時立法會議員，自一九九一年起，彼一直代表地產及建築功能組別。夏佳理先生曾經及正為多個政府委員會及顧問團體工作。彼為香港賽馬會主席及董事。夏佳理先生同時擔任恒隆地產有限公司、香港興業國際集團有限公司、信和酒店（集團）有限公司、信和

置業有限公司及尖沙咀置業集團有限公司的獨立非執行董事，以及香港電燈集團有限公司和Hutchison Harbour Ring Limited（和記港陸有限公司）的非執行董事，上述公司的股份均於香港聯交所上市。

於最後實際可行日期，就證券及期貨條例所指，夏佳理先生並無於任何本公司股份中擁有權益。本公司已向夏佳理先生發出一封委任書，據此，夏佳理先生之任期由二零零二年五月二十九日（其上一次獲重選為董事之日）至股東週年大會結束。於二零零四年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，夏佳理先生有權收取董事袍金每年100,000港元，及於服務審核委員會和薪酬委員會之酬金分別為每年100,000港元和50,000港元。按建議之本公司的新公司細則第99條（若獲股東於股東週年大會通過），夏佳理先生將須每三年輪值退任，並可於本公司之股東週年大會膺選連任。

夏佳理先生除為本公司董事之身份外，彼與本公司之董事、高層管理人員、主要股東或控股股東概無任何關係。

3.　邱繼炳博士

邱繼炳博士，六十六歲，於一九九四年獲委任為董事。邱博士為The MUI Group的主席兼行政總裁，The MUI Group為一間多元化企業集團，業務遍及亞太區、美國及英國。彼亦為英國Laura Ashley Holdings plc（其股份於倫敦證券交易所上市）、英國Corus Hotels plc及香港星晨集團有限公司（其股份於香港聯交所上市）的主席，以及東亞銀行有限公司（其股份於香港聯交所上市）的董事。彼現為美國維珍尼亞州Regent University的信託人及擔任美國西雅圖Northwest College的校董，並為Malaysian-British Business Council 及Malaysia-China Business Council的委員。邱博士曾出任馬來西亞Tourist Development Corporation（一間政府機構）的主席、馬來亞銀行(Maybank)的副主席及National Welfare Foundation的信託人。

於最後實際可行日期，就證券及期貨條例第XV部所指，邱博士持有87,119,145股本公司股份，約佔本公司已發行股本之5.581%。本公司已向邱博士發出一封委任書，據此，邱博士之任期由二零零二年五月二十九日（其上一次獲重選為董事之日）至股東週年大會結束。於二零零四年，按董事會根據股東於本公司股東週年大會授

予釐定董事酬金的權力，邱博士有權收取董事袍金每年100,000港元。按建議之本公司的新公司細則第99條(若獲股東於股東週年大會通過)，邱博士將須每三年輪值退任，並可於本公司之股東週年大會膺選連任。

邱博士除為本公司董事之身份外，彼與本公司之董事、高層管理人員、主要股東或控股股東概無任何關係。

4. 黃志祥先生

黃志祥先生，五十二歲，於二零零四年五月加入董事會。黃先生自一九八一年出任信和置業有限公司執行董事及自一九九一年出任該公司主席，並於一九七五年取得大律師資格。彼在過去二十九年內，活躍於香港物業投資及發展。黃先生為信和置業有限公司(其股份於香港聯交所上市)及其控股公司尖沙咀置業集團有限公司(其股份於香港聯交所上市)的董事會主席，該兩間公司均從事物業投資及發展業務。此外，黃先生亦為Boswell Holdings Ltd及其附屬和聯營公司的董事及股東，該等公司從事物業投資及發展業務。黃先生同時擔任信和酒店(集團)有限公司(其股份於香港聯交所上市)之主席、楊協成有限公司(其股份於新加坡證券交易所上市)之董事，及香港上海大酒店有限公司(其股份於香港聯交所上市)之獨立非執行董事。

於最後實際可行日期，就證券及期貨條例所指，黃先生並無於任何本公司股份中擁有權益。本公司已向黃先生發出一封委任書，據此，黃先生之初期任期由二零零四年五月二十四日至股東週年大會結束。於二零零四年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，黃先生有權收取董事袍金60,656港元。按建議之本公司的新公司細則第99條(若獲股東於股東週年大會通過)，黃先生將須每三年輪值退任，並可於本公司之股東週年大會膺選連任。

黃先生除為本公司董事之身份外，彼與本公司之董事、高層管理人員、主要股東或控股股東概無任何關係。

本公司之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈股東大會表決之決議案均以舉手方式表決，除非要求以投票方式表決(在宣布以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時)。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表出席並持有獲賦予於會議上投票權力之本公司股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣布決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在本公司會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議的投票數目或比例，該記錄為決議案最終表決結果。

SCMP GROUP LIMITED
SCMP 集團有限公司*

(在百慕達註冊成立之有限公司)(股份代號：583)

股東週年大會通告

茲通告SCMP集團有限公司股東週年大會謹訂於二零零五年五月二十五日(星期三)上午十一時正，假座香港金鐘道88號太古廣場港麗酒店七樓顯利廳舉行，以處理下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。
2. 通過從繳入盈餘賬中派發末期股息及特別股息分派。
3. 重新選舉下列任期屆滿之董事：
   (a) 郭孔演先生為執行董事
   (b) 夏佳理先生為獨立非執行董事
   (c) 邱繼炳博士為非執行董事
   (d) 黃志祥先生為非執行董事
4. 授權董事會釐訂董事酬金。
5. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。
6. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為特別決議案：

   「動議本公司之公司細則修改如下(於股東週年大會結束後生效)：

   (a) 緊隨公司細則第70條，加入下述新公司細則第70A條：

      70A. 儘管本公司細則有其他規定，若大會主席及/或董事在會議上個別或共同持有委任代表投票權，代表該會議上總投票權5%或以上，及若大會以舉手方式表決時，表決結果與該等委任代表之投票意向相反，大會主席須要求以投票方式表決，但若持有之所有委任代表投票權已顯示予大會主席縱使以投票方式表決，亦不能扭轉舉手方式表決的結果，則不須要求以投票方式表決。

   (b) 刪除公司細則第99條，並由下述新公司細則第99條取代：

      99. (A) 每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。

      (B) 於每一股東週年大會，若按公司細則第99(A)條退任之董事人數少於當時董事人數的三分之一(或最接近三分之一，若董事總人數並非三或三之倍數)，則按此公司細則第99(B)條，額外董事須輪值退任，以填補不足，使每年股東週年大會均有三分之一(或最接近三分之一，若董事總人數並非三或三之倍數)的董事退任。按此公司細則第99(B)條，每年退任的董事為其上次獲選或重選後任期最長者，但於同日出任董事之人士，除彼等之間已有協定，須以抽籤決定。

      (C) 退任之董事可膺選連任。本公司可於任何股東大會上填補任何董事退任後之空缺。

   (c) 緊隨公司細則第100(ii)條，加入下述新段落，並將現有公司細則第100(iii)及(iv)條分別重新編排為公司細則第100(iv)及(v)條：

      (iii) 該董事須根據公司細則第99(A)條的規定於該會上退任；

   (d) 緊隨公司細則第104條，加入下述公司細則第104A條：

      104A. 董事退任將於會議結束後生效，除通過決議案選舉其他人士取代退任董事，或其重選之決議案提呈大會但不獲通過外，據此，獲重選或被視作已獲重選之退任董事，其任期將繼續且無間斷。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

   「動議：

   (a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內行使本公司所有權力，以配發、發行及處理額外股份或可兌換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

   (b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及/或結束後配發及發行股份之建議、協議或購股權；

   (c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面

      (iii) 任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；或

      (iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

      (v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

      不得超過在本決議案通過之日本公司已發行之股本面額之20%；及

   (d) 就本決議案而言：

      「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

      (i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

      (ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

      (iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

      「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者(及如適用時，持有本公司其他股本證券，並有權獲配售有關股本證券的人士)按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議(惟董事有權就零碎股份或因香港以外任何地區之法律或任何認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排)。」

8. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

   「動議：

   (a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內及在遵守所有適用法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

   (b) 本公司依據上述(a)項之批准將於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

   (c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

      (i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

      (ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

      (iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

9. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

   「動議在上文第7項及第8項決議案獲通過後，根據上文第7項決議案授予董事一般授權以配發、發行及處理本公司股本中之額外股份數額，將根據上文第8項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁慧寶

香港，二零零五年四月二十一日

於本通告日期，董事會成員包括郭孔演先生(主席)、Roberto V. Ongpin先生(副主席)、夏佳理先生#、邱繼炳博士、郭惠光女士、利定昌先生#、李國寶博士#及黃志祥先生。

 # 獨立非執行董事

附註：

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表出席及投票，受委託代表無須為本公司股東。除本公司之公司細則另有規定外，以舉手方式表決時，倘股東委派超過一位代表，該等代表將合共有一票。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印鑑或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前交回香港新界大埔工業邨大發街22號南華早報中心，方為有效，填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零零五年五月十九日(星期四)至二零零五年五月二十四日(星期二)，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保具資格收取擬派發之末期股息及特別股息分派，並出席股東週年大會，所有過戶文件連同有關股票必須於二零零五年五月十八日(星期三)下午四時前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室，辦理過戶登記手續。

網上股東資料

www.scmpgroup.com

本公司網頁已登載有關本公司之最新資料，包括財務資料、新聞稿及其他公司資料

企業傳訊聯絡人

黎雁湄 (852) 2565 2415

公司秘書

梁慧寶 (852) 2680 8805

SCMP GROUP LIMITED
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability) (Stock Code: 583)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 25 May 2005 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2004.
2. To approve the payment of a final and a special dividend distribution from the contributed surplus account.
3. To re-elect the following retiring Directors:
   (a) Mr. Kuok Khoon Ean as executive Director
   (b) Mr. Ronald J. Arculli as independent non-executive Director
   (c) Tan Sri Dr. Khoo Kay Peng as non-executive Director
   (d) Mr. Robert Ng Chee Siong as non-executive Director
4. To authorise the Board to fix Directors' fee.
5. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.
6. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as a special resolution:

   "THAT, with effect from the conclusion of the Annual General Meeting, the Bye-Laws of the Company be amended as follows:

   (a) by adding the following new Bye-Law 70A immediately after Bye-Law 70:

   70A. Notwithstanding any other provisions in these Bye-Laws, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares representing 5 per cent. or more of the total voting rights at a particular meeting, and if on a show of hands the meeting votes in the opposite manner to that instructed in those proxies, the Chairman of the meeting shall demand a poll; provided that if it is apparent to the Chairman of the meeting from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then no poll shall be required.

   (b) by deleting Bye-Law 99 in its entirety and replacing it with the following:

   99 (A) Every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected.

   (B) At each annual general meeting, if the number of Directors retiring under Bye-Law 99(A) is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors shall retire from office by rotation under this Bye-Law 99(B) to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting. The Directors to retire under this Bye-Law 99(B) in every year shall be those who have been longest in office since their last election or re-election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot.

   (C) The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices.

   (c) by adding the following paragraph immediately after Bye-Law 100(ii) and re-numbering existing Bye-Laws 100(iii) and (iv) as Bye-Laws 100(iv) and (v) respectively:

   (iii) such Director is required to retire from office at such meeting by virtue of the provisions in Bye-Law 99(A);

   (d) by adding the following Bye-Law 104A immediately after Bye-Law 104:

   104A. The retirement of a Director shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director, or a resolution for his re-election is put to the meeting and lost and, accordingly, a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

   (c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

   (i) a Rights Issue (as hereinafter defined); or

   (ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

   (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

   (iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

   (v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

   shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

   (d) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

   (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

   "Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

8. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

   (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

9. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

   "THAT, subject to the passing of the resolutions 7 and 8 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 7 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 8 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 21 April 2005

As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang#, Dr. The Hon. David Li Kwok Po# and Mr. Robert Ng Chee Siong.

 # Independent Non-executive Director

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Thursday, 19 May 2005 to Tuesday, 24 May 2005, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18 May 2005 so as to qualify for the proposed final and special dividend distribution and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 21 April 2005 which contains information concerning the resolutions to be proposed in this notice.

* For identification purpose only


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Vera Leung (852) 2680 8605

SCMP GROUP

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